

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Ivan Tavrin
Chief Executive Officer
Kismet Acquisition One Corp
Ritter House
Wickhams Cay II
PO Box 3170
Road Town, Tortola
British Virgin Islands, VG 1110

> **Re: Kismet Acquisition One Corp**
> **Draft Registration Statement on Form S-1**
> **Filed June 16, 2020**
> **CIK 0001814824**

Dear Mr. Tavrin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 16, 2020

Management, page 101

1. We note that your Chief Executive Officer and director, Ivan Tavrin, served as Chief Executive Officer of PJSC MegaFon and Chairman of the Board of Directors of UTH Russia Limited until 2016, and that he has been involved in the acquisitions of an interest in a telecommunications company in 2019 and of an advertising operator in 2018. Please revise to disclose Mr. Tavrin's principal occupation and employment during

Ivan Tavrin
Kismet Acquisition One Corp
July 13, 2020
Page 2

the past five years, including the name and principal business of any organization in which such occupations and employment were carried on and whether such organization is an affiliate of the company, as required by Item 401(e) of Regulation S-K.

Redemption of public warrants and forward purchase warrants, page 118

2. Please clarify, if true, that the cashless exercise procedure you describe on page 121 applies only in connection with redemptions when the price per ordinary share is at least $18 as described on page 118, rather than redemptions when the price per ordinary share is at least $10 as described on page 119. We understand that the number of shares to be issued upon the exercise of warrants in connection with a redemption when the price per ordinary share is at least $10 is determined with reference to the table on page 120, rather than the formula described on page 121.

You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Simon